UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Mandalay Digital Group, Inc.
(Name of Issuer)

Common Stock , $0.0001 par value
(Title of Class of Securities)

562565101
(CUSIP Number)

Robert S. Ellin c/o Trinad Management, LLC 4751 Wilshire Boulevard, 3rd Floor Los Angeles, CA 90010 (310) 601-2500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 562565101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trinad Capital Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,274,942 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,274,942 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,274,942
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.1%
14.	Type of Reporting Person (See Instructions) CO

(1) Includes (a) 2,239,228 issued and outstanding shares of common stock of Mandalay Digital Group, Inc. (the “Issuer”) and (b) 35,714 shares of common stock issuable upon exercise of warrants held by Trinad Capital Master Fund, Ltd. (“Trinad Master”), at an exercise price of $3.50 per share.

CUSIP No. 562565101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trinad Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,000 (1)
	8.	Shared Voting Power 2,274,942 (2)
	9.	Sole Dispositive Power 20,000 (1)
	10.	Shared Dispositive Power 2,274,942 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,294,942
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.2%
14.	Type of Reporting Person (See Instructions) IA

(1) Represents 20,000 shares of common stock issuable upon conversion of 20,000 shares of Series A Convertible Preferred Stock held by Trinad Management LLC (“Trinad LLC”), assuming a conversion price of $5.00 per share.

(2) Includes (a) 2,239,228 issued and outstanding shares of common stock held by Trinad Master and (b) 35,714 shares of common stock issuable upon exercise of warrants held by Trinad Master, at an exercise price of $3.50 per share.

CUSIP No. 562565101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trinad Capital LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,036,073 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,036,073 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,036,073
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 5.4%
14.	Type of Reporting Person (See Instructions) PN

(1) Includes Trinad Capital LP’s pro rata portion of (a) 2,239,228 issued and outstanding shares of common stock held by Trinad Master and (b) 35,714 shares of common stock issuable upon exercise of warrants held by Trinad Master, at an exercise price of $3.50 per share.

CUSIP No. 562565101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trinad Advisors II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,036,073 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,036,073 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,036,073
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 5.4%
14.	Type of Reporting Person (See Instructions) OO

(1) Includes Trinad Capital LP’s pro rata portion of (a) 2,239,228 issued and outstanding shares of common stock held by Trinad Master and (b) 35,714 shares of common stock issuable upon exercise of warrants held by Trinad Master, at an exercise price of $3.50 per share.

CUSIP No. 562565101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert S. Ellin
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 837,844 (1)
	8.	Shared Voting Power 2,294,942 (2)
	9.	Sole Dispositive Power 837,844 (1)
	10.	Shared Dispositive Power 2,294,942 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,132,786
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 8.4%
14.	Type of Reporting Person (See Instructions) IN, HC

(1) Represents 837,844 issued and outstanding shares of common stock held by Mr. Ellin. Mr. Ellin also was granted 226,667 shares of common stock which are still subject to vesting upon the Issuer’s achievement of a certain total enterprise value. The unvested shares are not reflected in this Schedule 13D.

(2) Includes (a) 2,239,228 issued and outstanding shares of common stock held by Trinad Master, (b) 35,714 shares of common stock issuable upon exercise of warrants held by Trinad Master, at an exercise price of $3.50 per share, and (c) 20,000 shares of common stock issuable upon conversion of 20,000 shares of Series A Convertible Preferred Stock held by Trinad LLC, assuming a conversion price of $5.00 per share.

This Statement on Schedule 13D constitutes Amendment No. 10 (“Amendment”) to the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on March 30, 2005, as amended. Except as otherwise supplemented by the information in this Amendment, the information contained in the Schedule 13D and its subsequent amendments, remains in effect
Item 1.	Security and Issuer
The class of equity securities to which this statement relates is the common stock, $0.0001 par value per share, (“Common Stock”) of Mandalay Digital Group, Inc. (“Issuer”). The principal executive offices of the Issuer are located at 2811 Cahuenga Boulevard West, Los Angeles, California 90068.
Item 2.	Identity and Background

(a), (c) and (f):

This Schedule is being filed by:

(i) Trinad Capital Master Fund, Ltd., a Cayman Islands exempted company (“Trinad Master”), which is principally engaged in investing in micro-cap companies.

(ii) Trinad Capital LP, a Delaware limited partnership (“Trinad LP”), which is principally engaged in investing in Trinad Master.

(iii) Trinad Management, LLC, a Delaware limited liability company (“Trinad LLC”), which is principally engaged in the business of managing the investments of the Trinad Master and Trinad LP.

(iv) Trinad Advisors II, LLC, a Delaware limited liability company (“Trinad GP”), which principally serves as the general partner of Trinad LP.

(v) Robert S. Ellin, an individual and United States citizen, who serves as the managing member of Trinad LLC and Trinad GP and the portfolio manager for Trinad Master and Trinad LP.

Each of the foregoing persons is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b):

The address of the principal business office of each Reporting Person is 4751 Wilshire Boulevard 3rd Floor, Los Angeles, California 90010.

(d) and (e):

During the last five years, none of the Reporting Persons have nor, to the best of their knowledge, have any of the directors, executive officers, control persons, general partners or members of such Reporting Persons (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
Since the date on which Amendment No. 9 to the Statement on Schedule 13D was filed, no Reporting Person has paid any funds or other consideration to acquire securities of the Issuer.

Item 4.	Purpose of Transaction

This Amendment is being filed to report the disposition of certain shares of the Issuer’s Common Stock by the Reporting Persons.

Depending on their assessment of the Issuer’s business, financial conditions, results of operations and prospects, general economic conditions, the securities markets in general and for the Issuer’s securities, the Reporting Persons may sell or otherwise dispose of all or some of its remaining shares of Common Stock, maintain their present ownership interest in the Common Stock or acquire additional shares of Common Stock.

Except as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of Directors of the Issuer, nominating or recommending candidates to serve as members of the Board of Directors of the Issuer, having discussions with other stockholders and potential nominees to the Board of Directors of the Issuer, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

(a) As of the date hereof:

(i) Trinad Master is the beneficial owner of 2,274,942 shares of Common Stock, representing approximately 6.1% of the Common Stock of the Issuer. See note (A) below.

(ii) Trinad LLC (a) is the beneficial owner of 20,000 shares of common stock issuable upon conversion of 20,000 shares of Series A Convertible Preferred Stock held by Trinad LLC, assuming conversion price $5.00 per share, and (b) as the investment manager of Trinad Master, may be deemed to be the beneficial owner of the 2,274,942 shares of Common Stock owned by Trinad Master, representing, in the aggregate, approximately 6.2% of the Common Stock of the Issuer. See note (B) below.

(iii) Trinad LP, as the owner of 89.5% of the shares of Trinad Master, and Trinad GP, as the general partner of Trinad LP, each may be deemed to be the beneficial owner of a pro rata portion of the 2,274,942 shares of Common Stock held by the Trinad Master, representing approximately 5.4% of the Common Stock of the Issuer. See note (C) below.

(iv) Robert S. Ellin (a) is the beneficial owner of 837,844 shares of Common Stock, (b) as the managing member of Trinad LLC, may be deemed to be the beneficial owner of the 20,000 shares of common stock issuable upon conversion of 20,000 shares of Series A Convertible Preferred Stock held by Trinad LLC, assuming conversion price $5.00 per share, and (c) as portfolio manager for Trinad Master, may be deemed to be the beneficial owner of the 2,274,942 shares of Common Stock held by Trinad Master, representing, in the aggregate, approximately 8.4% of the Common Stock of the Issuer . See note (B) below.

Each Reporting Person disclaims beneficial ownership of the shares of Common Stock reported in this Schedule, except to the extent that any such shares are held in its name.

Notes:

(A) The percentages herein with respect to Trinad Master were calculated based on 37,055,715 shares of the Issuer’s Common Stock, comprised of (a) 37,020,001 shares of Common Stock outstanding as of March 5, 2014 as reported in the Issuer’s Prospectus Supplement on Form 424B5, as filed with the SEC on March 5, 2014 (the “Prospectus Supplement”) plus (b) 35,714 shares of Common Stock issuable to Trinad Master upon exercise of the warrants described in the Tables above.

(B) The percentages herein with respect to Trinad LLC and Robert S. Ellin were calculated based on 37,075,715 shares of the Issuer's Common Stock, comprised of (a) 37,020,001 shares of Common Stock outstanding as of March 5, 2014 as reported in the Prospectus Supplement, plus (b) 35,714 shares of common stock issuable to Trinad Master upon exercise of the warrants described above, plus (c) 20,000 shares of common stock issuable to Trinad LLC upon the conversion of convertible stock described in the Tables above.

(C) The percentages herein with respect to Trinad LP and Trinad GP were calculated based on 37,051,965 shares of the Issuer’s Common Stock, comprised of (a) 37,020,001 shares of Common Stock outstanding as of March 5, 2014 as reported in the Prospectus Supplement plus (b) 31,964 shares of Common Stock representing the pro rata portion of the shares issuable to Trinad Master upon exercise of the warrants described in the Tables above.

(b) With respect to all of the shares that are directly or indirectly held by Trinad Master, Trinad LLC, Trinad LP and Trinad GP, Mr. Ellin has the sole power to vote and dispose or direct the disposition of the shares.

(c) Transactions effected in the Common Stock of the Issuer that have taken place since Amendment No. 9 are attached as Exhibit B.

(d) Except as described above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On December 28, 2011, the Issuer entered into the executive chairman agreement with Mr. Ellin. Pursuant to the executive chairman agreement, Mr. Ellin received a grant of 3,400,000 shares of Common Stock (on a pre-split basis) that vest in three equal tranches upon the occurrence of certain debt and/or equity financings of the Issuer or the Issuer’s achievement of certain total enterprise values, or upon the earlier change of control of the Issuer.

In addition, the Issuer entered into restricted stock agreement with Mr. Ellin, which governs an aggregate of 4,400,000 shares of Common Stock (on a pre-split basis) issued to Mr. Ellin. Pursuant to the terms of the restricted stock agreements, 3,400,000 of the shares are fully vested as of the date of issuance, and may not be transferred by Mr. Ellin for two years following the date of issuance; the remaining 1,000,000 shares vested on December 28, 2012 and were non-transferrable by Mr. Ellin for one year following the vesting date. The shares were issued in consideration of Mr. Ellin’s past and future services without the payment of any cash consideration by Mr. Ellin.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
The following additional exhibits are filed: a Joint Filing Agreement, attached as Exhibit A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 28, 2014

Trinad Capital Master Fund Ltd.

By:	/s/ Robert S. Ellin
Robert S. Ellin, Director

Trinad Management, LLC

By:	/s/ Robert S. Ellin
Robert S. Ellin, Managing Member

Trinad Capital LP

By:	Trinad Advisors II, LLC, its General Partner

By:	/s/ Robert S. Ellin
Robert S. Ellin, Director

Trinad Advisors II, LLC

By:	/s/ Robert S. Ellin
Robert S. Ellin, Managing Member

/s/ Robert S. Ellin
Robert S. Ellin

Exhibit A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referenced to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date: April 28, 2014

Trinad Capital Master Fund Ltd.

By:	/s/ Robert S. Ellin
Robert S. Ellin, Director

Trinad Management, LLC

By:	/s/ Robert S. Ellin
Robert S. Ellin, Managing Member

Trinad Capital LP

By:	Trinad Advisors II, LLC, its General Partner

By:	/s/ Robert S. Ellin
Robert S. Ellin, Director

Trinad Advisors II, LLC

By:	/s/ Robert S. Ellin
Robert S. Ellin, Managing Member

/s/ Robert S. Ellin
Robert S. Ellin

Exhibit B

Trinad Master’s transactions in the securities of the Issuer since Amendment No. 9. No Reporting Person has purchased any securities of the Issuer since Amendment No. 9.

Trade Date	Number of Shares Sold	Price Per Share (Excluding Commission)
4/25/2014	3,000	4.01
4/25/2014	717,000	4.00